AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

         This Amendment is made April 10, 2002 to the Agreement and Plan of Reorganization (the "Agreement") dated January 1, 2002 by and between The Capitol Mutual Funds (doing business as Nations Reserves) ("Reserves"), a Massachusetts business trust, for itself and on behalf of its Nations Blue Chip Fund, Nations Government Reserves, Nations Cash Reserves, Nations Treasury Reserves, Nations Convertible Securities Fund, Nations Municipal Reserves, Nations Money Market Reserves, Nations California Tax-Exempt Reserves, Nations California Municipal Bond Fund, Nations Emerging Markets Fund, Nations International Value Fund, Nations International Equity Fund and Nations Intermediate Bond Fund, and Nations Funds Trust ("Funds Trust"), a Delaware statutory business trust, for itself and on behalf of its Nations Strategic Growth Fund, Nations Government Reserves, Nations Cash Reserves, Nations Treasury Reserves, Nations Convertible Securities Fund, Nations Municipal Reserves, Nations Money Market Reserves, Nations California Tax-Exempt Reserves, Nations California Municipal Bond Fund, Nations Emerging Markets Fund, Nations International Value Fund, Nations International Equity Fund and Nations Intermediate Bond Fund.

         WHEREAS, terms used herein shall have the meaning ascribed to them in the Agreement unless otherwise defined;

         WHEREAS, the Board of Trustees of Reserves and Funds Trust approved the Agreement and the Reorganizations contemplated thereby as in the best interest of Acquired Fund shareholders, including that Acquired Fund shareholders would bear the expenses related to entering into and carrying out the provisions of the Agreement, provided that if such expenses exceed contractual total operating expense ratio caps in place for any such Acquired Fund, Banc of America Advisors, LLC or any of its affiliates will bear such excess expenses;

         WHEREAS, such expense-bearing arrangements were fully disclosed to Acquired Fund shareholders in the proxy materials that solicited shareholders with regard to approval of the Reorganizations; and

         WHEREAS, the Reorganization of each Acquired Fund was approved by shareholders at Special Meetings held on March 27, 2002.

         NOW THEREFORE, pursuant to Section 16 of the Agreement, the parties hereby amend the Agreement to effect a technical correction by substituting
Section 15(b) with the following amended Section 15(b):

              15. Brokerage Fees and Expenses.

              (b) The Acquired Funds will be responsible for the expenses related to entering into and carrying out the provisions of this Agreement, whether or not the transactions contemplated hereby are consummated. To the extent that such expenses exceed contractual total operating expense ratio caps in place for any such Acquired Fund, Banc of America Advisors, LLC or any of its affiliates will bear such excess expenses.

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         IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers designated below as of the date first written above.


                                         THE CAPITOL MUTUAL FUNDS D/B/A NATIONS
                                         RESERVES
                                         On behalf of the Acquired Funds



                                         By: /s/ Richard H. Blank, Jr.
                                             -------------------------

                                         Richard H. Blank, Jr.
                                         Secretary and Treasurer



                                         NATIONS FUNDS TRUST
                                         On behalf of the Acquiring Funds



                                         By: /s/ Richard H. Blank, Jr.
                                             -------------------------

                                         Richard H. Blank, Jr.
                                         Secretary and Treasurer



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